

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 13, 2011

David V. Smith
Chief Financial Officer
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588

> **Re:** **Thoratec Corporation**
> **Form 10-K for the fiscal year ended January 2, 2010**
>   **Filed February 24, 2010**
> **File No. 0-49798**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief